UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2004

Commission file number:
1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING

(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-99.1

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On March 17, 2004, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing that the Executive Board and Supervisory Board of SAP AG recommend that shareholders approve a dividend of €0.80 per ordinary share at this year’s Annual General Meeting. One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €0.80 dividend and is dependent on the Euro/US-Dollar exchange rate. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated March 17, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: Co-Chairman and CEO

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: March 17, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated March 17, 2004

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